      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 2000



                                                      REGISTRATION NO. 333-38116

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                       ---------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                       ---------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                       ---------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                                 SELECT SERIES
                   PRINCIPLED VALUES PORTFOLIO 2000 SERIES B
                              DEFINED ASSET FUNDS



B. NAMES OF DEPOSITORS:


               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

                           DEAN WITTER REYNOLDS INC.



C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:



 MERRILL LYNCH, PIERCE,                                       DEAN WITTER REYNOLDS INC.
     FENNER & SMITH                                                TWO WORLD TRADE
      INCORPORATED                                               CENTER--59TH FLOOR
   DEFINED ASSET FUNDS                                           NEW YORK, NY 10048
      P.O. BOX 9051
PRINCETON, NJ 08543-9051



D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:



                                  COPIES TO:
  TERESA KONCICK, ESQ.      PIERRE DE SAINT PHALLE,      DOUGLAS LOWE, ESQ.
      P.O. BOX 9051                  ESQ.             DEAN WITTER REYNOLDS INC.
PRINCETON, NJ 08543-9051     450 LEXINGTON AVENUE          TWO WORLD TRADE
                              NEW YORK, NY 10017         CENTER--59TH FLOOR
                                                         NEW YORK, NY 10048


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the Registration Statement.


/X/ Check box if it is proposed that this Registration Statement shall become effective upon filing on July 17, 2000, pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           DEFINED ASSET FUNDS-REGISTERED TRADEMARK-
                           ----------------------------------------------------


                           EQUITY INVESTOR FUND
                           SELECT SERIES
                           PRINCIPLED VALUES PORTFOLIO 2000 SERIES B
                           (A UNIT INVESTMENT TRUST)

                           -  DESIGNED FOR CAPITAL APPRECIATION
                           -  SOCIALLY RESPONSIBLE EQUITY INVESTMENT




                           -----------------------------------------------------
SPONSORS:                  The Securities and Exchange Commission has not
MERRILL LYNCH,             approved or disapproved these Securities or passed
PIERCE, FENNER & SMITH     upon the adequacy of this prospectus. Any
INCORPORATED               representation to the contrary is a criminal offense.
DEAN WITTER REYNOLDS INC.  Prospectus dated July 17, 2000.

--------------------------------------------------------------------------------

Defined Asset Funds-Registered Trademark-
Defined Asset Funds-Registered Trademark- is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:
   - A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
   - Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
   - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
   - Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
   - Ongoing supervision: We monitor each portfolio on an ongoing basis.


No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.


CONTENTS


                                                    PAGE
                                                    ----
Risk/Return Summary...............................    3
What You Can Expect From Your Investment..........    7
  Income..........................................    7
  Records and Reports.............................    7
The Risks You Face................................    7
Concentration Risk................................    7
  Litigation and Legislation Risks................    7
Selling or Exchanging Units.......................    7
  Sponsors' Secondary Market......................    8
  Selling Units to the Trustee....................    8
  Rollover/Exchange Option........................    8
How The Fund Works................................    9
  Pricing.........................................    9
  Evaluations.....................................   10
  Income..........................................   10
  Expenses........................................   10
  Portfolio Changes...............................   11
  Portfolio Termination...........................   11
  No Certificates.................................   12
  Trust Indenture.................................   12
  Legal Opinion...................................   13
  Auditors........................................   13
  Sponsors........................................   13
  Trustee.........................................   13
  Underwriters' and Sponsors' Profits.............   13
  Public Distribution.............................   14
  Code of Ethics..................................   14
  Advertising and Sales Literatuare...............   14
  Year 2000 Issues................................   15
Taxes.............................................   15
Supplemental Information..........................   17
Financial Statements..............................   18
  Report of Independent Accountants...............   18
  Statement of Condition..........................   18

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY

 1. WHAT IS THE PORTFOLIO'S OBJECTIVE?
   The objective of this Defined Fund is capital appreciation by investing for a period of about one year in a diversified portfolio of domestic common stocks.

   You can participate in the Portfolio by purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of income distributions, if any.

 2. WHAT IS THE PORTFOLIO'S INVESTMENT STRATEGY?

   The Portfolio contains 25 common stocks selected for capital appreciation from among companies that are considered to have:


 - socially responsible policies and

 - positive diversity records.

   We began with the Domini 400 Social Index-SM-. This Index monitors the financial performance of 400 companies that:

 - were screened on a broad range of social issues such as product safety and the environment;

 - derive no revenue from gambling activities or the manufacture of tobacco or alcohol;

 - have no ownership in nuclear power; and

 - derive no more than 2% of their revenues from military contracting.

   Next, Kinder, Lydenberg, Domini & Co. (KLD), the Portfolio Consultant, screened the Index companies for a positive record of diversity, identifying those companies with:

 - chief executive officers who are women or members of a minority group;

 - boards of directors that include a significant percentage of women, minorities or the disabled;

 - significant progress in promoting women and minorities;

 - employee programs focusing on family concerns;

 - records of subcontracting with women- or minority-owned businesses; and

 - innovative hiring or other programs for the disabled.


   Finally, the Sponsors applied a proprietary screening process to the list of companies that focuses on quantitative factors including:


 - recent price performance;

 - price to earnings ratios; and

 - dividend yield.

   The Portfolio plans to hold the stocks for about one year. At the end of the year, we will liquidate the Portfolio and apply the same Strategy to select a new portfolio, if available.

   Each Principled Values Portfolio is designed to be part of a longer term strategy. We believe that more consistent results are likely if the Strategy is followed for at least three to five years but you are not required to stay with the Strategy or to roll over your investment. You can sell your units any time.

 3. WHAT INDUSTRY SECTORS ARE REPRESENTED IN THE PORTFOLIO?
   Based upon the principal business of each issuer and current market values, the Portfolio represents the following industry groups:


                                                    APPROXIMATE
                                                     PORTFOLIO
                                                    PERCENTAGE
-Food/Beverage                                            20%
-Financial Services                                       12
-Insurance                                                12
-Technology                                               12
-Medical                                                   8
-Toys                                                      8
-Apparel                                                   4
-Appliances                                                4
-Office Equipment/Furniture                                4
-Oil/Gas                                                   4
-Publishing/Newspapers                                     4
-Retail/Wholesale                                          4
-Telecommunication Equipment                               4

--------------------------------------------------------------------------------
                               DEFINED PORTFOLIO
    ------------------------------------------------------------------------

Equity Investor Fund
Select Series
Principled Values Portfolio 2000 Series B
Defined Asset Funds



                                TICKER      PERCENTAGE       PRICE PER SHARE           COST
NAME OF ISSUER                  SYMBOL   OF PORTFOLIO (1)     TO PORTFOLIO       TO PORTFOLIO (2)
----------------------------------------------------------------------------------------------------
 1.  ADC Telecommunications,     ADCT               3.94%       $ 81.0625          $ 13,780.63
     Inc.*
 2.  Dow Jones & Company, Inc.    DJ                4.02          70.4375            14,087.50
 3.  Forest Laboratories,        FRX                4.07         101.6875            14,236.25
     Inc.*
 4.  General Mills, Inc.         GIS                3.94          36.3125            13,798.75
 5.  Golden West Financial       GDW                4.02          42.6250            14,066.25
     Corporation
 6.  H.J. Heinz Company          HNZ                4.03          41.5000            14,110.00
 7.  Herman Miller, Inc.         MLHR               3.97          30.1875            13,886.25
 8.  Intel Corporation           INTC               4.19         146.6875            14,668.75
 9.  Kellogg Company              K                 3.99          29.1250            13,980.00
10.  Lincoln National            LNC                3.96          43.3125            13,860.00
     Corporation
11.  Mattel, Inc.                MAT                4.05          13.6250            14,170.00
12.  Maytag Corporation          MYG                3.93          39.3125            13,759.38
13.  Oxford Health Plans,        OXHP               4.05          25.3125            14,175.00
     Inc.*
14.  Paychex, Inc.               PAYX               4.02          42.6250            14,066.25
15.  PeopleSoft, Inc.*           PSFT               3.98          20.8750            13,986.25
16.  PepsiCo, Inc.               PEP                3.93          41.6875            13,756.88
17.  PNC Financial Services      PNC                3.92          50.8125            13,719.38
     Group
18.  SLM Holding Corporation     SLM                4.05          40.5000            14,175.00
19.  Sunoco, Inc.                SUN                3.97          29.0625            13,950.00
20.  SUPERVALU INC.              SVU                3.92          18.3125            13,734.38
21.  The St. Paul Companies,     SPC                3.96          37.4375            13,851.88
     Inc.
22.  Toys 'R' Us, Inc.*          TOY                4.02          17.3750            14,073.75
23.  UnumProvident Corporation   UNM                4.02          21.0000            14,070.00
24.  V.F. Corporation            VFC                3.99          24.5000            13,965.00
25.  Wm. Wrigley Jr. Company     WWY                4.06          78.9375            14,208.75
                                           -------------                           -----------
                                                  100.00%                          $350,136.28
                                           =============                           ===========


----------------------------


*    These securities currently don't pay cash dividends.
(1)  Based on Cost to Portfolio.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on July 14, 2000, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.
--------------------------------------------------------------------------------
The Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.


                          ----------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

 4. HOW HAS THE DOMINI 400 SOCIAL INDEX-SM- PERFORMED SINCE IT WAS ESTABLISHED? The stocks in this Portfolio were initially selected for social reasons and there can be no assurance that the Portfolio will perform better or worse than stocks selected solely on economic criteria. The chart below shows how one measure of socially responsible investing--the Domini 400 Social Index-SM---has compared to the S&P 500 Index since the Domini Index was established in 1990.

   The Domini Index is a market capitalization-weighted common stock index consisting of 400 corporations that have passed multiple, broad-based social screens. The Index is maintained by KLD, an investment advisory firm specializing in social investment research. The Domini Social Index is intended to serve as a proxy and benchmark for the universe of stocks from which social investors might choose.

   We are including this chart to address the concern that to achieve socially responsible investing, you normally must sacrifice some investment return. Of course, past performance is no guarantee of future results, especially since there has not been a down year in the market since 1990. And, while the Domini Index is one of several screens used in choosing securities for the Portfolio, the other screens, as well as Portfolio sales charges and expenses, would have materially affected results.


                                           DOMINI 400      S&P 500
                                          SOCIAL INDEX      INDEX
                                          TOTAL RETURN  TOTAL RETURN*
                                          ------------  -------------
1990 (commencing 5/1)                            1.46%          2.37%
1991                                            37.84          30.55
1992                                            12.09           7.67
1993                                             8.52           9.99
1994                                             0.18           1.31
1995                                            38.20          37.43
1996                                            23.70          23.07
1997                                            38.26          33.36
1998                                            34.53          13.95
1999                                            24.49          20.98
2000 (through 6/30)                             -2.29          -0.44%
Average Annualized
Total Return                                    20.36          18.46


--------------------------------


RETURNS REPRESENT PRICE CHANGES PLUS DIVIDENDS REINVESTED.




   The Portfolio does not reflect any investment recommendations of the Sponsors, and any one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from any Sponsor.


 5. HOW HAVE PRINCIPLED VALUES PORTFOLIOS PERFORMED IN THE PAST?

   The following table shows the actual annualized pre-tax returns to investors who bought prior Principled Values Portfolios and rolled over their investment into new portfolios. The returns assume that investors reinvested all dividends and paid the maximum sales fees. The table also shows returns for the latest completed portfolios (through termination, not rollover) through the quarter ended June 30, 2000. Of course, past performance is no indication of future results.



                            CUMULATIVE
                            PERFORMANCE
                         (INCLUDING ANNUAL
                         ROLLOVER) THROUGH
                              6/30/00
             -----------------------------------------
SERIES         STARTING DATE       ANNUALIZED RETURN
------         -------------       -----------------
      A(1)               1/8/98              14.30%
      4(2)              6/11/98              14.24%



                    LATEST COMPLETED PORTFOLIO
             -----------------------------------------
                    TERM           ANNUALIZED RETURN
                    ----           -----------------
          1      1/8/98-2/19/99              20.47%
          2      6/11/98-8/6/99              10.82%
          3      1/29/99-3/9/00              22.42%


--------------------------------


(1) The table shows the actual annualized pretax returns to investors who bought Principled Values Portfolio Series 1 in 1998, rolled over their investment into Series 3 in 1999 and rolled over into Series A in 2000..
(2) The table shows the actual annualized pretax returns to investors who bought Principled Values Portfolio Series 2 in 1998 and who rolled over their investment into Series 4 in 1999.



 6. WHAT ARE THE SIGNIFICANT RISKS?
   YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS REASONS, INCLUDING:

   The Portfolio is composed of stocks selected in part for non-economic reasons. The Portfolio may not perform as well as funds that include stocks of issuers that would not be selected by the Portfolio Consultant.

 - Stock prices can be volatile.

 - Dividend rates on the stocks or share prices may decline during the life of the Portfolio.

 - The Portfolio may continue to purchase or hold the stocks originally selected even though their market value or yield or a Sponsor's or the Portfolio Consultant's opinion about an issuer may have changed.


 7. IS THIS PORTFOLIO APPROPRIATE FOR YOU?
   Yes, if you want to invest in a socially responsible portfolio of stocks and you want capital appreciation. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in equity securities of different issuers.

   The Portfolio is NOT appropriate for you if you are unwilling to take the risk involved with an equity investment or if you are seeking preservation of capital or high current income.

 8. WHAT ARE THE PORTFOLIO'S FEES AND EXPENSES?
   This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

   ESTIMATED ANNUAL OPERATING EXPENSES


                                                       AMOUNT
                                          AS A % OF   PER 1,000
                                          NET ASSETS    UNITS
                                          ----------  ---------
Trustee's Fee                                 .091%     $0.90
Portfolio Supervision,
 Bookkeeping and
 Administrative Fees                          .071%     $0.70
Creation &
 Development fee                              .250%     $2.48
Other Operating Expenses                      .095%     $0.94
                                           -------      -----
TOTAL                                         .507%     $5.02



   The Creation and Development Fee (estimated $.00248 per unit) compensates the Sponsors for the creation and development of the Portfolio and is computed based on the Portfolio's average daily net asset value through the date of collection. This fee historically had been included in the sales fee.



ORGANIZATION COSTS per 1,000 units
(deducted from Portfolio assets at the close of
the initial offering period)                        $2.94



   The Sponsors historically paid organization costs.


INVESTOR FEES
Maximum Sales Fee (Load) on new purchases (as a
percentage of $1,000 invested)                      2.50%


   You will pay an up-front sales fee of approximately 1.00%, as well as a total deferred sales fee of $15.00 ($1.50 per 1,000 units deducted from the Portfolio's net asset value on November 1 and November 15, 2000 and thereafter on the first of each month through July 1, 2001).


   EXAMPLE
   This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

   The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


1 Year  3 Years  5 Years  10 Years
 $333    $817    $1,327    $2,728


 9. IS THE PORTFOLIO MANAGED?

   Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsors monitor the portfolio and may instruct the Trustee to sell securities if the Portfolio Consultant finds that the issuer no longer meets the selection criteria or under certain other limited circumstances.


10. HOW DO I BUY UNITS?
   The minimum investment is $250.


   You can buy units from the Sponsors. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.

UNIT PRICE PER 1,000 UNITS                          $999.86
(as of July 14, 2000)


   Unit price is based on the net asset value of the Portfolio plus the up-front sales fee.


   The Unit price includes the estimated organization costs of $2.94 per 1,000 units, to which no sales fee has been applied.


   The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.

11. HOW DO I SELL UNITS?

   You may sell your units at any time to a Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.


12. HOW ARE DISTRIBUTIONS MADE AND TAXED?

   You will receive distributions of any dividend income, net of expenses, on the 25th of December, 2000 and May, 2001, if you own units on the 10th of these months. However, if the distribution would be less than $1.00 per 1,000 units, the income will be distributed at the next scheduled distribution date or termination. For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio regardless of whether you reinvest your dividends in the Portfolio. A portion of the dividend payments may be used to pay expenses of the Portfolio. Foreign investors' shares of dividends will generally be subject to withholding taxes.


13. WHAT OTHER SERVICES ARE AVAILABLE?

   REINVESTMENT
   You may choose to reinvest your distribution into additional units of the Portfolio. You will pay only the deferred sales charge remaining at the time of reinvestment. Unless you choose reinvestment, you will receive your distributions in cash.

   EXCHANGE PRIVILEGES
   You may exchange units of this Portfolio for units of certain other Defined Asset Funds. You may also exchange into this Portfolio from certain other funds. We charge a reduced sales fee on designated exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME

The Portfolio will pay to you any dividend income it has received two times during its life. There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:

- a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
- a final report on Portfolio activity; and
- tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED. PLEASE CONTACT YOUR TAX ADVISOR IN THIS REGARD.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

CONCENTRATION RISK

When stocks in a particular industry make up 25% or more of the Portfolio, it is said to be "concentrated" in that industry, which makes the Portfolio less diversified.


This Portfolio, however, is not considered to be concentrated in any particular industry.


LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Future tax legislation could affect the value of the Portfolio by:

  - reducing the dividends-received deduction or
  - increasing the corporate tax rate resulting in less money available for dividend payments.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:

  - ADDING the value of the Portfolio Securities, cash and any other Portfolio assets;
  - SUBTRACTING accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET


While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling we will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $250,000, you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.

There could be a delay in paying you for your units:

  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION

When this Portfolio is about to terminate, you may have the option to roll your proceeds into a new Principled Values Portfolio if one is available.


If you hold your units in a currently taxable account and notify your financial adviser by

July 24, 2001, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Principled Values Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you are eligible and you so choose, an in-kind distribution) after the Portfolio terminates.



If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next Principled Values Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any Security to the extent that the same security is included in your pro rata share of the next Principled Values Portfolio.



The Portfolio will terminate by August 28, 2001. However, the Sponsors may extend the termination date for a period no longer than 30 days without notice to Unit holders. You may, by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the Securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your Units at any time prior to termination.



If you continue to hold your units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Fund from certain other Defined Asset Funds and unit trusts. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.


We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:

  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and
  - legal expenses and other out-of-pocket expenses.


The deferred sales fee is generally $15.00 per 1,000 units and is accrued in ten installments of $1.50 per 1,000 units. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution. (This deduction will be waived in the event of the death or disability, as defined in the Internal Revenue Code of 1986, of an investor). The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.


It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME


- The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of sales of securities. There is no assurance that dividends on the securities will be declared or paid.

- Each unit receives an equal share of distributions of dividend income net of estimated expenses. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:


  - for extraordinary services and costs of indemnifying the Trustee and the Sponsors;

  - costs of actions taken to protect the Portfolio and other legal fees and expenses;
  - expenses for keeping the Portfolio's registration statement current; and
  - Portfolio termination expenses and any governmental charges.

KLD receives a fee from the Portfolio for its ongoing services as Portfolio Consultant.


The Sponsors are currently reimbursed up to 70 CENTS per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.



The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.



The maximum sales fee is 2.50%. If you hold units in certain eligible accounts offered by the Sponsors, you will pay no sales fee. Employees and non-employee directors of the Sponsors may be charged a reduced sales fee of no less than $5.00 per 1,000 Units. If your aggregate sales fee is less than the deferred sales fee, you will be given additional units which will decrease the effective maximum sales fee to the amount shown below.



The maximum sales fee (as a percentage of $1,000 invested) is effectively reduced if you invest as follows:


                                                    YOUR MAXIMUM SALES
                  IF YOU INVEST:                       FEE WILL BE:
                  --------------                    ------------------
Less than $50,000                                             2.50%
$50,000 to $99,999                                            2.25%
$100,000 to $249,999                                          1.75%
$250,000 to $999,999                                          1.50%
$1,000,000 to $4,999,999                                      0.75%

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.


The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.


PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which may affect the composition of the portfolio.

We decide whether to offer for sale units that we acquire in the secondary market after reviewing:

  - diversity of the Portfolio;
  - size of the Portfolio relative to its original size;
  - ratio of Portfolio expenses to income; and
  - cost of maintaining a current prospectus.

If a Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE


The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.



The Sponsors and the Trustee may amend the Indenture without your consent:


  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsor).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.


The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:


  - it fails to perform its duties;
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  - the Sponsor determines that its replacement is in your best interest.


Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.



Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement.



If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:


  - remove it and appoint a replacement Sponsor;
  - liquidate the Portfolio; or
  - continue to act as Trustee without a Sponsor.


Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.


LEGAL OPINION


Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.


AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.


SPONSORS





The Sponsors are:


MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051

DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048



Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.


TRUSTEE


The Chase Manhattan Bank, Unit Trust Department, 4 New York Plaza--6th Floor, New York, New York 10004, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.



UNDERWRITERS' AND SPONSORS' PROFITS



The Underwriters receive sales fees when they sell units. The Sponsors also realize a profit or loss on deposit of the bonds shown under Defined Portfolios. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' business to the extent permitted by federal law and may benefit the Sponsors.



A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.



The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.



During the initial offering period, the Sponsors may realize profits or sustain losses on units it holds due to fluctuations in the price per unit. The Sponsors experienced a loss of $144.55 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales fees and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.


PUBLIC DISTRIBUTION


During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.


Dealers will be entitled to the concession stated below on units sold or redeemed.

                      DEALER CONCESSION
                             AS
  AMOUNT PURCHASED    A % OF UNIT PRICE
  ----------------    -----------------
Less than $50,000              2.00%
$ 50,000 to $99,999            1.80%
$100,000 to $249,999           1.45%
$250,000 to $999,999           1.25%
$1,000,000 and over            0.50%


The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.


CODE OF ETHICS


The Portfolio and the Agent for the Sponsors have each adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Portfolio transactions. Subject to certain conditions, the codes permit employees to invest in Portfolio securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Portfolio and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.


ADVERTISING AND SALES LITERATURE


Advertising and sales literature may contain past performance of the Portfolio, either in dollars or average annualized cumulative returns (changes in market prices with dividends reinvested) for various periods, compared to the Domini 400 Social Index, the Standard & Poor's 500 Index, or other appropriate market indices. Returns reflect deduction of actual Portfolio expenses and maximum sales charges.


Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio.

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Sales literature and articles may state research opinions on the economy, countries and industry sectors and include a list of funds generally appropriate for pursuing these recommendations.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year 2000 Problem"). To date we are not aware of any major operational difficulties resulting from the computer system changes necessary to prepare for the Year 2000. However, there can be no assurance that the Year 2000 Problem will not adversely affect the issuers of the securities contained in a Portfolio. We cannot predict whether any impact will be material to the Portfolio as a whole.

TAXES


The following summarizes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.


In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio.

You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends-received deduction if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

GAIN OR LOSS UPON DISPOSITION


You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange your units for units of another Defined Asset Fund or when the Trustee disposes of the Securities in the Portfolio. You generally will not recognize gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio Securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.



If you do not hold your Portfolio in a currently non-taxable account (e.g., an IRA account), you may elect to roll over your investment in the Portfolio. If you so elect by July 24, 2001, you will recognize gain or loss only with respect to your share of those Securities that are not rolled over into the new Portfolio. You will not recognize gain or loss with respect to your share of those Securities that are rolled over and your basis in those Securities will remain the same as before the rollover.

If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next Principled Values Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next Principled Values Portfolio.


If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment that produces the gain or loss for more than one year, and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR TAX BASIS IN THE SECURITIES


Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the sales fee. Your aggregate tax basis in units that you hold as a result of a rollover from an earlier portfolio will equal your basis in Securities that were rolled over from the previous portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of Securities from the portfolio which were not rolled over. You should not increase your basis in your units by deferred sales fees, organizational expenses, or by any portion of the Creation and Development Fee. The tax reporting form and annual statement you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted. Your basis for Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities and your holding period for the distributed Securities will include your holding period in your units.


EXPENSES

If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses, (including the appropriate portion of the Creation and Development Fee), but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount, currently $128,950 ($64,475 for a married person filing separately).

STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

FOREIGN INVESTORS


If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to withholding tax at a rate of 30% (or a lower applicable treaty rate) on your share of dividends received by the Portfolio. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.


RETIREMENT PLANS


You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.


SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Select Series, Principled Values Portfolio 2000 Series B, Defined Asset Funds (the "Portfolio"):



We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of July 17, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of July 17, 2000 in accordance with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
New York, NY
July 17, 2000



                   STATEMENT OF CONDITION AS OF JULY 17, 2000


TRUST PROPERTY


Investments--Contracts to purchase
Securities(1).....................................  $  350,136.28
                                                    -------------
        Total.....................................  $  350,136.28
                                                    =============
LIABILITY AND INTEREST OF HOLDERS
    Reimbursement of Sponsors for organization
    expenses(2)...................................  $    1,039.80
                                                    -------------
    Subtotal......................................       1,039.80
                                                    -------------
Interest of Holders of 353,673 Units of fractional
undivided interest outstanding:(3)
  Cost to investors(4)............................  $  353,623.49
  Gross underwriting commissions and organization
  expenses(5)(2)..................................      (4,527.01)
                                                    -------------
    Subtotal......................................     349,096.48
                                                    -------------
        Total.....................................  $  350,136.28
                                                    =============


----------------------------


        (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on July 14, 2000. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $350,280.83 and deposited with the Trustee. The amount of the letter of credit includes $350,136.28 for the purchase of securities.


        (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $2.94 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expenses obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsors will pay for this excess amount.


        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.86 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.


        (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on July 14, 2000.


        (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $1.50 per 1,000 Units is payable on November 1 and November 15, 2000 and thereafter on the 1st day of each month through July 1, 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to July 1, 2001, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

              Defined
            Asset Funds-Registered Trademark-

HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         SELECT SERIES
recent free Information                  PRINCIPLED VALUES PORTFOLIO 2000 SERIES
Supplement that gives more               B
details about the Fund,                  (A Unit Investment Trust)
by calling:                              ---------------------------------------
The Chase Manhattan Bank                 This Prospectus does not contain
1-800-323-1508                           complete information about the
                                         investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-38116) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                 100418RR--07/00

                                    PART II

             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


       A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.



 I. Bonding arrangements of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).



 II. The date of organization of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.



III. The Charter and By-Laws of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).



IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filing indicated and made a part of this Registration Statement:



          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221
          Dean Witter Reynolds Inc. ..................................        8-14172


                          ----------------------------


    B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:



          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          Dean Witter Reynolds Inc. ..................................       94-0899825
          The Chase Manhattan Bank, Trustee...........................       13-4994650

                         SERIES OF EQUITY INVESTOR FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                         SEC
SERIES NUMBER                                                    FILE NUMBER
------------------------------------------------------------  --------------------
Select Series, Principled Values Portfolio..................       333-32181
S&P Industrial Portfolio 1998 Series H......................       333-64577

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.


    Additional Information not included in the Prospectus (Part II).


    The following exhibits:


      1.1     -- Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to
              Amendment No. 2 to the Registration Statement on Form S-6 of Equity
                 Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset
                 Funds, Reg. No. 33-58535).
      1.1.1   -- Form of Standard Terms and Conditions of Trust Effective as of
              October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the
                 Registration Statement of Municipal Investment Trust Fund, Multistate
                 Series-48, 1933 Act File No. 33-50247).
      1.11.1  -- Merrill Lynch Code of Ethics (incorporated by reference to Exhibit
              1.11.1 to Post-Effective Amendment No. 2 to the Registration Statement
                 of Equity Participation Series, Low Five Portfolio, Defined Asset
                 Funds, 1933 Act File No. 333-05685).
      1.11.2  -- Equity Investor Fund Code of Ethics (incorporated by reference to
              Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the Registration
                 Statement of Equity Participation Series, Low Five Portfolio, Defined
                 Asset Funds, 1933 Act File No. 333-05685).
      1.2     -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the
                 Securities Act of 1933 of The Corporate Income Fund, One Hundred
                 Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
      3.1     -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading "How
                 The Fund Works--Legal Opinion" in the Prospectus.
      5.1     -- Consent of independent accountants.
      9.1     -- Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio
                 1999 International Series A (United Kingdom and Japan Portfolios),
                 1933 Act File No. 33-70593).

                                   SIGNATURES

    The registrant hereby identifies the series numbers of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.


        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 17TH DAY OF JULY, 2000.



                    SIGNATURES APPEAR ON PAGES R-3 AND R-4.


    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.


    A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS


     By JAY M. FIFE
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR



By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085,
  Reynolds Inc.:                            333-13039, 333-47553 and 89045



     BRUCE F. ALONSO
     RICHARD M. DeMARTINI
     RAYMOND J. DROP
     JAMES F. HIGGINS
     JOHN J. MACK
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     PHILIP J. PURCELL
     JOHN H. SCHAEFER
     THOMAS C. SCHNEIDER
     ALAN A. SCHRODER
     ROBERT G. SCOTT



     By MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)